                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934


                               (Amendment No. 1)*

                      Insight Communications Company, Inc.
                                (Name of Issuer)

                              Class A Common Stock
                         (Title of Class of Securities)

                                    45768V108
                                 (CUSIP Number)

                                December 31, 2001
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_]  Rule 13d-1 (b)

[_]  Rule 13d-1 (c)

[X]  Rule 13d-1 (d)


*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 45768V108               13G              Page 2 of 4 Pages

1)   NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
      Sidney R. Knafel

2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) [_]
                                                                 (b) [X]

3)   SEC USE ONLY

4)   CITIZENSHIP OR PLACE OF ORGANIZATION
      USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

5)   SOLE VOTING POWER
      4,128,132

6)   SHARED VOTING POWER
      0

7)   SOLE DISPOSITIVE POWER
      4,128,132

8)   SHARED DISPOSITIVE POWER
      0

9)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
      4,128,132

10)  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
      7.6

12)  TYPE OF REPORTING PERSON*
      IN

CUSIP No. 45768V108               13G              Page 3 of 4 Pages

Item 1. (a)    Name of Issuer:

               Insight Communications Company, Inc.

Item 1. (b)    Address of Issuer's Principal Executive Offices:

               810 Seventh Avenue, New York, NY 10019

Item 2. (a)    Name of Person Filing:

               Sidney R. Knafel

Item 2. (b)    Address of Principal Business Office:

               810 Seventh Avenue, New York, NY 10019

Item 2. (c)    Citizenship:

               USA

Item 2. (d)    Title of Class of Securities:

               Class A Common Stock

Item 2. (e)    CUSIP Number:

               45768V108

Item 3.        N/A

Item 4.        Ownership.

        (a)    Amount Beneficially Owned:

               4,128,132, consisting of 3,477,177 shares held by corporations for which the Reporting Person has voting power and investment power, 425,955 shares held by the estate of the Reporting Person's deceased wife for which the Reporting Person serves as executor, and 225,000 shares issuable upon the exercise of options granted pursuant to the Insight Communications Company, Inc. 1999 Stock Option Plan and are exercisable within 60 days.

        (b)    Percent of Class:

               7.6%

CUSIP No. 45768V108             13G              Page 4 of 4 Pages

        (c) Sole power to vote or direct the vote or to dispose or direct the disposition is held as indicated above in this item.

Item 5.        Ownership of Five Percent or Less of a Class.
               N/A

Item 6.        Ownership of More than Five Percent on Behalf of Another.

               N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

               N/A

Item 8.        Identification and Classification of Members of the Group.

               N/A

Item 9.        Notice of Dissolution of Group.

               N/A

Item 10.       Certifications.

               N/A. The securities were acquired prior to registration thereof under Section 12 of the Act.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2002               _______________________
                                      Sidney R. Knafel